SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                GVC VENTURE CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    36237L102
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                  May 1, 2000; February 21, 2001; July 9, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                 (Page 1 of 5 )

CUSIP No. 36237L102                       13D                  Page 2 of 5 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Investors, L.L.C./I.R.S. Identification No. 22-3359934
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
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               7    SOLE VOTING POWER

                    1,504,545
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,504,545
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,504,545
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock") of GVC Venture Corp. (the "Company"), whose principal executive offices are located at 200 East 66th Street, Suite B603, New York, NY 10021.

Item 2. Identity and Background.

      (1)   Palisade Investors, L.L.C. (the "Reporting Person")

      a)    Palisade Investors, L.L.C., a New Jersey Limited Liability Company.

      b)    One Bridge Plaza, Fort Lee, NJ 07024.

      c)    Principal Business: Investment limited liability company.

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: New Jersey

Item 3. Source and Amount of Funds or Other Consideration.

      In addition to the 454,545 shares of Common Stock owned by the Reporting Person as reported on the Schedule 13G filed by the Reporting Person as of February 20, 1998, the Reporting Person has acquired beneficial ownership of the following additional shares of Common Stock:

      Date of Acquisition        Number of Shares    Aggregate Price   Per Share Price
      -------------------        ----------------    ---------------   ---------------
      05/01/2000                 250,000             $25,000           $0.10

      02/12/2001                 400,000             $10,000           $0.025

      07/09/2001                 400,000             $10,000           $0.025

Item 4. Purpose of Transaction.

      The purpose of the acquisition of the shares of Common Stock was investment in the Company. Unless otherwise set forth herein, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Based on the information contained in the Company's Form 10-QSB for the period ending December 31, 2002, there are issued and outstanding 5.295 million shares as of February 4, 2003. The Reporting Person beneficially owns 1,504,545 shares of Common Stock, comprising 28.42% of the outstanding shares of Common Stock.

      (b) The Reporting Person has the sole power to vote or to dispose of 1,504,545 shares of Common Stock.

      (c) The Reporting Person has not affected any transactions in the Common Stock during the past sixty days.

      (d) The Reporting Person currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 1,504,545 shares of Common Stock.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Other than as set forth in this Schedule 13D, to the knowledge of the Reporting person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person or entity with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person or entity voting power over the securities of the Company.

Item 7.     Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                May 13, 2003

                                                Palisade Investors, L.L.C.


                                                By: /s/ Steven Berman
                                                    ----------------------------
                                                    Steven Berman, Member

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (See 18 U.S.C. 1001)